082-03938

PHOSCAN CHEMICAL CORP.

360 Bay Street, Suite 500, Toronto, Ontario M5H 2V6

Tel: (416) 361-0737
Fax: (416) 361-0923

RECEIVED
2008 MAY 22 P 2:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 16, 2008

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. 20549

SUPPL

Attention: Filings/Listings

08002772

Dear Sirs:

Re: Exemption #~~82-4009~~ - Annual & Special Meeting of Shareholders

Please find enclosed a copy of the confirmation of Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

PHOSCAN CHEMICAL CORP.

Per: Shaun A. Drake

SAD/wl
Encl.

PROCESSED
MAY 28 2008
THOMSON REUTERS

dw 5/23

EQUITY
TRANSFER & TRUST COMPANY

Clarisse Caines
Account Manager, Client Services
Telephone: 416.361.0930 ext.235
ccaines@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

May 13, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: PHOSCAN CHEMICAL CORP
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual & Special Meeting of Shareholders for PHOSCAN CHEMICAL CORP

1.	ISIN: CUSIP:	CA71921E1060 71921E106
2.	Date Fixed for the Meeting:	July 23, 2008
3.	Record Date For Notice:	June 13, 2008
4.	Record Date For Voting:	June 13, 2008
5.	Beneficial Ownership Determination Date:	June 13, 2008
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8.	Business to be conducted at the meeting:	Annual & Special

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

Per

Margaret Wolyniec
Administrator, Client Services

200 University Ave, Suite 400, Toronto, Ontario M5H 4H1
T:416.361.0152 F:416.361.0470 www.equitytransfer.com

END